Exhibit 99.3

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series AZ Holder Account Number C1234567890 X X X Form of Proxy—Special Meeting of First Preferred Series AZ Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VU0B

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series AZ Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VU1A

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BB Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BB Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BB Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VQKB

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BD Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BD Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VQLC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BD Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VQMB

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BF Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BF Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VQNC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BF Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before First or, if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. Note: this person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Mark Financial this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BH Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BH Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VQPC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BH Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before First or, if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. Note: this person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Mark Financial this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BI Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BI Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VQRC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BI Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VQSB

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BO Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BO Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VQTC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BO Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VQUB

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc Security Class 9X9 Preferred Series BQ Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BQ Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING To Vote by Mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. To Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775. • Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. To Internet Vote Using the Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Attend the Meeting • For information about how to attend the meeting in person or online, please visit rbc.com/investorrelations. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E. 01VQVC

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of First Preferred Shares Series BQ of **ROYAL BANK OF CANADA** ("RBC") hereby appoints: **KATHLEEN TAYLOR**, Chair of the Board, failing whom **DAVID MCKAY,** President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the **Special Meeting of First Preferred Shareholders of RBC to be held on April 5, 2023 at 9:30 a.m. (Central Time)** and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and **with authority to act in the proxyholder's discretion in respect of all the business items described in the enclosed notice of Special Meeting of First Preferred shareholders or any amendments or variations to such business items and other matters as may properly come before the meeting. For information about how to attend this meeting, please visit rbc.com/investorrelations.**

Note: If completing the appointment box above YOU MUST go to **http://www.computershare.com/RBC2023** and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions.

The Board of Directors and management recommend that shareholders vote **FOR** item 1.

	For	Against
1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time	☐	☐

Fold

Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2023. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail. ☐

R Y C Q 348008 AR2

01VQWB

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc STREET Security Class SS X9X 9X9 Preferred Series BR Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BR Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING To Vote by Mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. To Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775. • Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. To Internet Vote Using the Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Attend the Meeting • For information about how to attend the meeting in person or online, please visit rbc.com/investorrelations. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E. 01VQXC

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of First Preferred Shares Series BR of **ROYAL BANK OF CANADA** ("RBC") hereby appoints: **KATHLEEN TAYLOR**, Chair of the Board, failing whom **DAVID MCKAY,** President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the **Special Meeting of First Preferred Shareholders of RBC to be held on April 5, 2023 at 9:30 a.m. (Central Time)** and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and **with authority to act in the proxyholder's discretion in respect of all the business items described in the enclosed notice of Special Meeting of First Preferred shareholders or any amendments or variations to such business items and other matters as may properly come before the meeting. For information about how to attend this meeting, please visit rbc.com/investorrelations.**

Note: If completing the appointment box above YOU MUST go to **http://www.computershare.com/RBC2023** and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions.

The Board of Directors and management recommend that shareholders vote **FOR** item 1.

	For	Against
1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time	☐	☐

Fold

Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2023. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail. ☐

R Y C Q 3 4 8 0 0 8 A R 2

01VU1B

Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A receive . If you our Quarterly do not mark Annual Mark this Financial box if you Statements do NOT want and MD&A to receive . If you the do not not the box be mailed and return to you this in form, 2023 .the Quarterly Reports will sent mark to this you box, by the mail Annual . Report will continue to be RYCQ 348008 AR2 01VU1B

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of First Preferred Shares Series BS of **ROYAL BANK OF CANADA** ("RBC") hereby appoints: **KATHLEEN TAYLOR**, Chair of the Board, failing whom **DAVID MCKAY,** President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the **Special Meeting of First Preferred Shareholders of RBC to be held on April 5, 2023 at 9:30 a.m. (Central Time)** and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and **with authority to act in the proxyholder's discretion in respect of all the business items described in the enclosed notice of Special Meeting of First Preferred shareholders or any amendments or variations to such business items and other matters as may properly come before the meeting. For information about how to attend this meeting, please visit rbc.com/investorrelations.**

Note: If completing the appointment box above YOU MUST go to **http://www.computershare.com/RBC2023** and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions.

The Board of Directors and management recommend that shareholders vote **FOR** item 1.

	For	Against
1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time	☐	☐

Fold

Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2023. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail. ☐

RYCQ 348008 AR2

01VU1B

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Preferred Series BT Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series BT Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VR1C

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of First Preferred Shares Series BT Print the name of the person you are of ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer the as proxyholder Special Meeting of the of undersigned, First Preferred with the Shareholders power of substitution, of RBC to to be attend held the on April meeting 5, 2023 in person at 9:30 or online, a.m. (Central vote and Time) otherwise and any act adjournment(s) for and on behalf thereof, of the as undersigned directed herein in respect if a choice of all matters is specified that by may the come undersigned before or, First if no Preferred choice is shareholders specified, as the or any proxyholder amendments sees fit, or and variations with authority to such to business act in the items proxyholder’s and other matters discretion as may in respect properly of all come the before business the items meeting. described For information in the enclosed about notice how to of attend Special this Meeting meeting, of please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR item 1. For Against 1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration Fold limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Fold PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not not the be box mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VU1B

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc Security Class X9X 9X9 Preferred Series C2 Holder Account Number C1234567890 X X X Fold Form of Proxy—Special Meeting of First Preferred Series C2 Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” item 1. 5. This Form of Proxy should be read in conjunction with the accompanying Notice of Special Meeting of First Preferred Shareholders and Management Proxy Circular. Fold 6. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING To Vote by Mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. To Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775. • Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. To Internet Vote Using the Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Attend the Meeting For information about how to attend the meeting in person or online, please visit rbc.com/investorrelations. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E. 01VR3C

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of First Preferred Shares Series C2 of **ROYAL BANK OF CANADA** ("RBC") hereby appoints: **KATHLEEN TAYLOR**, Chair of the Board, failing whom **DAVID MCKAY,** President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the **Special Meeting of First Preferred Shareholders of RBC to be held on April 5, 2023 at 9:30 a.m. (Central Time)** and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and **with authority to act in the proxyholder's discretion in respect of all the business items described in the enclosed notice of Special Meeting of First Preferred shareholders or any amendments or variations to such business items and other matters as may properly come before the meeting. For information about how to attend this meeting, please visit rbc.com/investorrelations.**

Note: If completing the appointment box above YOU MUST go to **http://www.computershare.com/RBC2023** and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions.

The Board of Directors and management recommend that shareholders vote **FOR** item 1.

	For	Against
1. Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time	☐	☐

Fold

Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2023. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail. ☐

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